UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On November 21, 2023, Iris Energy Limited (the “Company”) will host an investor update conference call to provide an update on:

•	Bitcoin mining operations and targeted expansion to ~10 EH/s
•	Cloud and colocation strategy targeting generative AI
•	New 1,400 MW data center development site in West Texas

The conference call will start at 5:00 p.m. USA Eastern Time (2:00 p.m. Pacific Time or November 22, 2023 at 9:00 a.m. Australian Eastern Daylight Time).

Participants can join the conference call via the live webcast or phone dial-in by registering below:

•	Live Webcast: https://onlinexperiences.com/Launch/QReg/ShowUUID=497F13C9-114F-418F-A35C-61014FAC368A
•	Phone Dial-In with Live Q&A: https://register.vevent.com/register/BI3020897fd795463b8080e267df76f801

A copy of the Company’s management presentation is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management Presentation, dated November 21, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: November 21, 2023	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director